Exhibit 99.1

Chemomab Therapeutics Announces Year End and
Fourth Quarter 2025 Financial Results and Provides a Corporate Update

─Completed Successful FDA End-of-Phase 2 Meeting Following Positive Nebokitug Phase 2
SPRING Trial Results in Primary Sclerosing Cholangitis (PSC)─

─Achieved Alignment with FDA on Clear and Efficient Pathway to Potential Approval for the Treatment of PSC─

─Multiple Scientific Presentations and Publications Raised Awareness of Nebokitug’s Potential to
Become the First Disease Modifying Treatment for PSC and Its Relevance to Other
Fibro-Inflammatory Conditions─

─Discussions with Strategic Partners Continue to Advance─

TEL AVIV, Israel, March 19, 2026 -- Chemomab Therapeutics Ltd. (Nasdaq: CMMB), a clinical stage biotechnology company developing innovative therapeutics for fibro-inflammatory diseases with high unmet need, today announced financial and operating results for the full year and fourth quarter ended December 31, 2025, and provided a corporate update.

“2025 was a critical year for Chemomab and our nebokitug program,” said Adi Mor, PhD, co-founder and Chief Executive Officer of Chemomab. “Our Phase 2 SPRING trial data, viewed by many experts as the strongest to date in PSC, set the stage for our positive FDA End-of-Phase 2 meeting, which resulted in alignment on a clear pathway to potential regulatory approval based on a single Phase 3 trial. This pivotal trial will assess a primary composite endpoint comprised of well-characterized clinical events that are associated with disease progression in PSC. We believe that using a clinical event-driven endpoint helps de-risk the Phase 3 program, as key publications have linked the PSC-related biomarker improvements observed in nebokitug-treated patients in the SPRING trial with reductions in clinical events.”

Dr. Mor added, “Our discussions with potential strategic partners continue to advance as we progress activities required for the timely initiation of the Phase 3 trial in PSC. In parallel, we are evaluating additional therapeutic indications where nebokitug has generated robust preclinical efficacy signals, providing a strong mechanistic and translational rationale for future clinical development.”

2025 and Recent Highlights:

•
On December 2, 2025, Chemomab announced that the results of its Phase 2 SPRING trial were published in the American Journal of Gastroenterology. The study showed that nebokitug was generally safe and well tolerated and that patients treated with nebokitug had numerical improvements in a range of biomarkers for inflammation and fibrosis, particularly at the 20 mg/kg dose and in the pre-specified subgroup of patients with moderate/advanced fibrosis. The authors concluded that these promising data support further evaluation of nebokitug for the treatment of PSC in a Phase 3 clinical trial.

•
On November 6, 2025, Chemomab reported that data from the Phase 2 SPRING trial assessing nebokitug for the treatment of PSC was featured in three poster presentations at the American Association for the Study of Liver Disease (AASLD) The Liver Meeting® 2025. All three were designated by conference organizers as “posters of distinction.” Data presented from the SPRING trial open label extension showed the continued and consistent positive effects of nebokitug on key inflammatory and fibrotic biomarkers when administered to patients with PSC for up to 48 weeks, confirming its positive safety profile and further reinforcing its disease-modifying potential. Two other posters presented new clinical data that provided additional insights into the macrophage-related mechanism of action of nebokitug, a first-in-class antibody that inhibits the soluble protein CCL24, a key driver of disease processes in fibro-inflammatory diseases such as PSC. These results further confirm that nebokitug may halt or slow disease progression and improve clinical outcomes — the primary objectives of the proposed nebokitug Phase 3 PSC study.

•
On August 14, 2025, Chemomab reported that it would change the ratio of its American Depositary Shares ("ADSs") to its ordinary shares (the "ADS Ratio"), from the then current ADS Ratio of one ADS to 20 ordinary shares to a new ADS Ratio of one ADS to 80 ordinary shares, effective on August 26, 2025. This ratio adjustment essentially served as a one-for-four reverse ADS split for Chemomab ADS holders.

•
On June 30, 2025, Chemomab reported that results of the Phase 2 SPRING trial assessing nebokitug for the treatment of PSC were presented in an oral session at BSG Live’25, the annual scientific meeting of the British Society for Gastroenterology. The data were presented by Douglas Thorburn, MD, Professor of Hepatology within the Institute for Liver and Digestive Health at UCL and Principal Investigator of the trial. Post-conference, it was announced that Professor Thorburn’s talk on the SPRING trial results was awarded the prize for the Best Oral Presentation in its respective category.

•
On June 11, 2025, Chemomab obtained confirmation from FDA on two development milestones for the nebokitug Phase 3 program. These included agreement with the FDA on the Chemistry, Manufacturing, and Controls (CMC) strategy proposed by Chemomab and its contract manufacturing partner and agreement that additional animal toxicology testing routinely required by FDA may be conducted in parallel with the nebokitug Phase 3 trial and submitted as part of the planned Biologics Licensing Application. This represents a favorable outcome for Chemomab and supports the timely advancement of the Phase 3 program.

•
On June 3, 2025, Chemomab reported that two new patents covering the use of nebokitug for the treatment of liver diseases, including primary sclerosing cholangitis, were issued in China and Russia. These new patents further expand the protections provided by nebokitug’s composition of matter and methods and use patents issued in the U.S., Europe, Japan and additional key territories.

•
On May 5, 2025, Chemomab announced that data from the company’s Phase 2 SPRING trial of nebokitug in PSC were presented in an oral Distinguished Abstract Plenary session at Digestive Disease Week® (DDW 2025). The DDW 2025 session presented data from the double-blind, placebo-controlled 15-week treatment period and the 48-week open label extension portion of the study.

•
On April 28, 2025, Chemomab reported two posters were presented at EASL 2025, the Annual Congress of the European Association for the Study of the Liver. In one study, proteomic analyses of 3,000 circulating proteins in patient samples from the SPRING trial showed that nebokitug-treated patients exhibited significant and dose-dependent changes in proteins playing a key role in fibrosis, immune cell recruitment and inflammation. These data highlight the broad impact of nebokitug’s ability to neutralize CCL24, including reductions in a wide array of inflammatory and fibrotic biomarkers in treated patients. The second study analyzed the pharmacodynamics and pharmacokinetics of nebokitug and CCL24 using data from the SPRING trial. These analyses indicated effective antibody-target engagement and regression analyses revealed that increasing patient exposure to nebokitug was associated with decreasing levels of PSC disease biomarkers.

•
On April 15, 2025, Chemomab announced new executive medical and clinical appointments. David M. Weiner, MD, rejoined Chemomab as Interim Chief Medical Officer, bringing extensive biotechnology and pharmaceutical industry R&D, drug development and strategic experience, and Jack Lawler, who oversaw the conduct of Chemomab’s successful Phase 2 SPRING Trial in PSC, was promoted to the position of Chief Development Officer.

•
On February 19, 2025, Chemomab reported that the International Nonproprietary Names (INN) program of the World Health Organization had assigned the INN designation nebokitug to the company’s lead product candidate CM-101.

•
On February 19, 2025, Chemomab announced the successful completion of its End-of-Phase 2 Meeting with the U.S. Food and Drug Administration (FDA) and alignment with FDA on the design of a Phase 3 registration study for nebokitug for the treatment of PSC. The design provides clarity on a streamlined path to full regulatory approval based on a single pivotal trial. The primary endpoint measures time-to-first clinical event and encompasses multiple clinical events associated with disease progression. Key publications have shown that the reductions in PSC biomarkers seen in the nebokitug Phase 2 SPRING trial are associated with reductions in clinical events, increasing  confidence in the relevance of this approach for the nebokitug Phase 3 program.

•
On January 13, 2025, a peer-reviewed publication in the journal Cells further confirmed the key role of the soluble protein CCL24 in driving the fibro-inflammatory pathologies underlying PSC, systemic sclerosis and other fibrotic diseases. The review describes the pivotal function CCL24 plays in initiating and advancing fibrotic processes, highlighting its impact on fibrotic, immune and vascular pathways. It also presented preclinical and clinical evidence supporting the therapeutic potential of blocking CCL24 with agents like nebokitug in diseases that involve excessive inflammation and fibrosis, such as PSC and systemic sclerosis.

Full Year and Fourth Quarter 2025 Financial Highlights:

•
Cash Position: Cash, cash equivalents and short-term bank deposits were $10.4 million as of December 31, 2025 compared to $14.3 million as of December 31, 2024. The current cash runway is expected to take the Company through the end of the first quarter of 2027.

•
Research and Development (R&D) Expenses: R&D expenses were $1.1 million for the fourth quarter and $5.8 million for the full year ended December 31, 2025, compared to $2.4 million and $11.3 million for the respective periods in 2024. The decrease in R&D expenses in the fourth quarter and full year of 2025 compared to the comparable periods in 2024 primarily resulted from decreased clinical costs as the company’s nebokitug Phase 2 PSC trial was completed.

•
General and Administrative (G&A) Expenses: G&A expenses were $0.9 million for the fourth quarter and $3.7 million for the full year ended December 31, 2025, compared to $0.8 million and $3.4 million for the fourth quarter and full year in 2024.

•
Net Loss: Net loss was $1.9 million, or a net loss of less than $0.01 per basic and diluted Ordinary Share, for the fourth quarter and $9.0 million, or a net loss of less than $0.02 per basic and diluted Ordinary Share, for the full year ended December 31, 2025, compared to a net loss of $3.0 million, or a net loss of less than $0.01 per basic and diluted Ordinary Share, for the fourth quarter of 2024, and $13.9 million, or a net loss of $0.04 per basic and diluted Ordinary Share, for the full year ended December 31, 2024.

•
Number of Issued and Outstanding Shares: As of December 31, 2025, the company had 575,381,320 Ordinary Shares issued and outstanding (equal to 7,192,267 ADSs), compared to 377,132,220 Ordinary Shares issued and outstanding (equal to 4,714,153 ADSs) as of December 31, 2024.

For further details on the company’s financial results for the year ended December 31, 2025, please refer to the company’s annual report on Form 20-F, which will be filed with the SEC on or around March 23, 2026.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, including statements regarding our future financial condition, results of operations, business strategy and plans, and objectives of management for future operations, as well as statements regarding industry trends, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “estimate,” “intend,” “may,” “plan,” “potentially,” “will” or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things: the risk that certain acknowledgements from the End-of-Phase 2 (EOP2) meeting with the FDA in connection with PSC regulatory approval will not materialize into a pathway for regulatory approval; that certain conclusions and assumptions drawn from the EOP2 meeting with the FDA discussed in the Company’s press releases will prove incorrect and adversely affect the ability for nebokitug to become an FDA fully approved therapy; the risk that the full data set from the nebokitug study or data generated in further clinical trials of nebokitug will not be consistent with the topline results of the nebokitug Phase 2 PSC trial; failure to obtain, or delays in obtaining, regulatory approvals for nebokitug in the U.S., Europe or other territories; failure to successfully commercialize nebokitug, if approved by applicable regulatory authorities, in the U.S., Europe or other territories, or to maintain U.S., European or other territory regulatory approval for nebokitug if approved; uncertainties in the degree of market acceptance of nebokitug by physicians, patients, third-party payors and others in the healthcare community; nebokitug development of unexpected safety or efficacy concerns related to nebokitug; failure to successfully conduct future clinical trials for nebokitug, including due to the Company's potential inability to obtain sufficient financing from investors or strategic partners, or to enroll or retain sufficient patients to conduct and complete the trials or generate data necessary for regulatory approval, among other things; risks that the Company's clinical studies will be delayed or that serious side effects will be identified during drug development; failure of third parties on which the Company is dependent to manufacture sufficient quantities of nebokitug for commercial or clinical needs, to conduct the Company's clinical trials; changes in laws and regulations applicable to the Company's business and failure to comply with such laws and regulations; business or economic disruptions due to catastrophes or other events, including natural disasters or public health crises; and uncertainties with respect to the Company's need and ability to access future capital; and the intensity and duration of the current war in the Middle East, and its impact on our operations in Israel. These risks are not exhaustive. You should carefully consider the risks and uncertainties described in the “Risk Factors” sections of our 20-F for the year ended December 31, 2025. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this press release. Before you invest, you should read the documents we have filed and will file with the SEC for more complete information about us. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities law of any such state or jurisdiction.

About Chemomab Therapeutics Ltd.
Chemomab is a clinical stage biotechnology company developing innovative therapeutics for fibro-inflammatory diseases with high unmet need. Based on the unique role of the soluble protein CCL24 in promoting fibrosis and inflammation, Chemomab developed nebokitug, a first-in-class dual activity monoclonal antibody that neutralizes CCL24 and has demonstrated disease-modifying potential. In clinical and preclinical studies, nebokitug has been shown to have a favorable safety profile and has been generally well-tolerated, with the potential to treat multiple severe and life-threatening fibro-inflammatory diseases. Chemomab has reported positive results from five clinical trials of nebokitug. Based on positive data from its Phase 2 SPRING trial in primary sclerosing cholangitis (PSC), Chemomab and the FDA have aligned on the design of a nebokitug Phase 3 registration trial in patients with PSC. Nebokitug has received FDA and EMA Orphan Drug and FDA Fast Track designations for the treatment of PSC. Chemomab’s nebokitug program for the treatment of systemic sclerosis has received FDA and EMA Orphan Drug designations and has an open U.S. IND. For more information, visit: chemomab.com.

Contacts:

Media and Investors:
Barbara Lindheim
Consulting Vice President, Investor & Public Relations, Strategic Communications
Phone: +1 917-355-9234
barbara.lindheim@chemomab.com
IR@chemomab.com

Chemomab Therapeutics Ltd. and its subsidiaries
Consolidated Balance Sheets as of

In USD thousands (except share and per share amounts)

	December 31,	December 31,
	2025	2024
Assets

Current assets
Cash and cash equivalents	7,564	6,071
Short-term bank deposit	2,802	8,195
Restricted cash	-	76
Other receivables and prepaid expenses	3,059	1,698

Total current assets	13,425	16,040

Non-current assets
Long-term prepaid expenses	211	385
Property and equipment, net	176	250
Operating lease right-of-use assets	-	289

Total non-current assets	387	924

Total assets	13,812	16,964

Current liabilities
Trade payables	485	633
Accrued expenses	337	1536
Employee and related expenses	656	934
Operating lease liabilities	-	115

Total current liabilities	1,478	3,218
Non-current liabilities
Non-current operating lease liabilities	-	209

Total non-current liabilities	-	209
Commitments and contingent liabilities

Total liabilities	1,478	3,427

Shareholders' equity
Ordinary Shares no par value - Authorized: 4,650,000,000 as of December 31, 2025, and December 31, 2024.
Issued and outstanding: 575,381,320, and 377,132,220 Ordinary shares of December 31, 2025 and 2024, respectively (*)	-	-
Additional paid-in capital	123,952	116,160
Accumulated deficit	(111,618)	(102,623)

Total shareholders’ equity	12,334	13,537

Total liabilities and shareholders’ equity	13,812	16,964

(*) 1 American Depositary Share (ADS) represents 80 Ordinary Shares

Consolidated Statements of Operations

In USD thousands (except share and per share amounts)

	Three months	Three months	Year Ended	Year Ended
	December 31	December 31	December 31	December 31
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Audited
Operating expenses

Research and development	1,093	2,411	5,833	11,327

General and administrative	881	802	3,734	3,412

Total operating expenses	1,974	3,213	9,567	14,739

Financing income, net	(101)	(250)	(572)	(794)
`
Net loss	1,873	2,963	8,995	13,945
Basic and diluted loss per Ordinary Share	0.003	0.008	0.018	0.039
	625,680,763	377,132,220	510,227,715	359,048,638

(*) 1 American Depositary Share (ADS) represents 80 Ordinary Shares